

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to __________________

Commission file number 1-16681

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
(Registrant)

BY 

Richard A. Skau
Senior Vice President - Human Resources

Date: January 29, 2010

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 009

Financial Statements as of and for the Years Ended September 30, 2009 and 2008, Supplemental Schedules as of and for the Year Ended September 30, 2009 and Report of Independent Registered Public Accounting Firm


Laclede Gas

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS | PAGE

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
Laclede Gas Company Salary Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Laclede Gas Company Salary Deferral Savings Plan as of September 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Laclede Gas Company Salary Deferral Savings Plan as of September 30, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, in 2009 the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157, which was subsequently incorporated into the FASB Accounting Standards Codification (ASC) as Topic 820.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

BKD, LLP

St. Louis, Missouri
January 29, 2010

Federal Employer Identification Number: 44-0160260

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2009 AND 2008

	2009	2008
CASH	$ 23,466	$ 29,537,817
INVESTMENTS	62,301,022	37,998,808
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	215,154	222,696
Employer Contribution	121,487	102,223
Total Contributions Receivable	336,641	324,919
NET ASSETS AVAILABLE FOR BENEFITS	$ 62,661,129	$ 67,861,544

See notes to financial statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 2,854,880	$ 2,739,070
Rollover	92,899	186,283
Employer	1,528,578	1,241,582
	4,476,357	4,166,935
INVESTMENT INCOME:		
Interest and dividends	986,650	1,011,818
Net depreciation in fair value of investments	(7,931,275)	(1,484,587)
	(6,944,625)	(472,769)
NET TRANSFERS FROM OTHER PLANS	313,208	244,192
TOTAL ADDITIONS - NET	(2,155,060)	3,938,358
DEDUCTIONS:		
ADMINISTRATIVE FEES	16,030	-
DISTRIBUTIONS TO PARTICIPANTS	3,029,325	4,192,169
TOTAL DEDUCTIONS	3,045,355	4,192,169
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(5,200,415)	(253,811)
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	67,861,544	68,115,355
END OF YEAR	$ 62,661,129	$ 67,861,544

See notes to financial statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Salary Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Fair Value of Plan Assets – Effective October 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements*, which was subsequently incorporated into the FASB Accounting Standards Codification (ASC) as Topic 820. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 has been applied prospectively as of the beginning of the year.

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in The Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the "Company"), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, purchase of Company stock, etc.

Benefits Payable – Benefits are recorded when paid. There were no distributions payable to Plan participants as of September 30, 2009 and 2008,.

Reclassifications – Certain reclassifications have been made to the Statements of Changes in Net Assets Available for Benefits for 2008 to conform to the 2009 financial statement presentation. These reclassifications had no effect on the Statements of Net Assets Available for Benefits.

Review of Subsequent Events – Subsequent events have been evaluated through January 29, 2010 which is the date the financial statements were issued.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended September 30, 2009 and 2008 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers employees of the Company who are not members of a collectively-bargained unit, provided they meet the prescribed eligibility requirements. The trustee of the Plan is Fidelity Management Trust Company. Fidelity became the new trustee and recordkeeper on October 1, 2008 when the Company replaced Wachovia as the prior trustee and recordkeeper. Due to the transfer of Plan assets to Fidelity on October 1, 2008, certain investment funds were liquidated as of September 30, 2008 and included in cash on the Statements of Net Assets Available for Benefits. The cash amount reported at September 30, 2008 was invested into other funds on October 1, 2008. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must complete one year of service and attain the age of 21. Employees who are members of collective bargaining units are not eligible to participate in the Plan.

Contributions – The Plan provides for voluntary employee contributions, subject to certain Internal Revenue Code ("IRC") limitations, up to 75% of the participant's compensation. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Effective with compensation paid on and after January 1, 2009, employee contributions became matched 100% up to 5% of compensation; prior to that date, the maximum match was 4% of compensation. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan were invested in one or more investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected. The Company added and changed investment funds on October 1, 2008 when the trustee changed to Fidelity from Wachovia but maintained both The Laclede Group, Inc. – ESOP and the Northern Trust Global Investments Russell 2000 Index Fund as investment options. Participants' investments were mapped into similar funds for the recordkeeper conversion.

The investment funds available at the end of the Plan Year were:

- Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund
- American Funds® EuroPacific Growth Fund® - Class R5
- American Funds® The Growth Fund of America® - Class R5
- Barclays Global Investors Equity Index Fund – F
- Barclays Global Investors Money Market Fund
- Barclays Global Investors U.S. Debt Index Fund – F
- Columbia Small Cap Value I Fund – Class Z
- JP Morgan Small Cap Growth Fund – Class A
- T. Rowe Price Equity Income Fund
- Vanguard Total International Stock Index Fund – Investor Shares
- Vanguard Target Retirement Income Fund - Investor Shares
- Vanguard Target Retirement 2005 Fund - Investor Shares
- Vanguard Target Retirement 2010 Fund - Investor Shares
- Vanguard Target Retirement 2015 Fund - Investor Shares
- Vanguard Target Retirement 2020 Fund - Investor Shares
- Vanguard Target Retirement 2025 Fund - Investor Shares
- Vanguard Target Retirement 2030 Fund - Investor Shares
- Vanguard Target Retirement 2035 Fund - Investor Shares
- Vanguard Target Retirement 2040 Fund - Investor Shares
- Vanguard Target Retirement 2045 Fund - Investor Shares
- Vanguard Target Retirement 2050 Fund - Investor Shares

The investment funds available prior to October 1, 2008 were:

- The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund
- RiverSource Trust Equity Index Base Fund
- RiverSource Trust Bond Fund
- RiverSource Trust Money Market Fund I
- RiverSource Trust Short-Term Horizon Fund 25:75
- RiverSource Trust Medium-Term Horizon Fund 50:50
- RiverSource Trust Long-Term Horizon Fund 65:35
- RiverSource Trust Long-Term Horizon Fund 80:20

Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan. As previous plan trustee, Wachovia used pool accounting for the ESOP, and assets were tracked using unit accounting.

Fidelity, the new trustee, uses real-time trading, and ESOP assets are now reported in actual shares of stock.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 5 years, except for primary residence loans, which have a maximum repayment period of 10 years. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 10.50% at September 30, 2009.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. – ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.

Transfers – The accounts for those Participants in the Plan, who remain employees of the Company but who become covered by a collective bargaining agreement, are transferred to the applicable Company defined contribution plan. Similarly, participant accounts in other Company plans for those employees covered by a collective bargaining agreement, who remain employees of the Company but are no longer covered by such an agreement, are transferred to this Plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2009	2008
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (474,030.429 shares and 1,018,722.353 units, respectively)	$15,244,819	$19,965,124
Northern Trust Global Investments Russell 2000 Index Fund (8,718.202 and 8,683.990 units, respectively)	6,435,341	7,068,957
Barclays Global Investors Equity Index Fund - F (1,169,264.706 and 0.000 units, respectively)	19,316,253	-
Barclays Global Investors U.S. Debt Index Fund - F (201,625.652 and 0.000 units, respectively)	4,671,666	-
Barclays Global Investors Money Market Fund (5,963,280.560 and 0.000 units, respectively)	5,963,280	-
RiverSource Trust Money Market Fund I (0.000 and 8,632,162.578 units, respectively)	-	9,175,126

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) depreciated by $(7,931,275) and $(1,484,587) respectively, as follows:

	2009	2008
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$ (6,807,000)	$6,783,314
RiverSource Trust Equity Index Base Fund	-	(6,318,223)
RiverSource Trust Bond Fund	-	(6,567)

Northern Trust Global Investments Russell 2000 Index Fund	(653,847)	(1,158,151)
RiverSource Trust Short-Term Horizon Fund 25:75	-	(27,206)
RiverSource Trust Medium-Term Horizon Fund 50:50	-	(172,658)
RiverSource Trust Long-Term Horizon Fund 65:35	-	(162,571)
RiverSource Trust Long-Term Horizon Fund 80:20	-	(422,525)
T. Rowe Price Equity Income Fund	151,480	-
Barclays Global Investors Equity Index Fund - F	(1,600,944)	-
Barclays Global Investors U.S. Debt Index Fund - F	439,580	-
Columbia Small Cap Value I Fund – Class Z	70,562	-
Vanguard Target Retirement Income Fund	12,143	-
Vanguard Target Retirement 2005 Fund	14	-
Vanguard Target Retirement 2010 Fund	25	-
Vanguard Target Retirement 2015 Fund	49,702	-
Vanguard Target Retirement 2020 Fund	34,708	-
Vanguard Target Retirement 2025 Fund	(28,206)	-
Vanguard Target Retirement 2030 Fund	5,927	-
Vanguard Target Retirement 2035 Fund	3,321	-
Vanguard Target Retirement 2040 Fund	11,614	-
Vanguard Target Retirement 2045 Fund	(24)	-

Vanguard Target Retirement 2050 Fund	5,368	-
Vanguard Total International Stock Index Fund	38,971	-
JP Morgan Small Cap Growth Fund – Class A	57,958	-
American Funds® EuroPacific Growth Fund® – Class R5	154,607	-
American Funds® – The Growth Fund of America® – Class R5	122,766	-
Total depreciation	$(7,931,275)	$(1,484,587)

The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2009.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and The Laclede Group, Inc. common stock (held in the ESOP). If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include investments in common and collective trusts (CCTs). In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Participant loans are classified as Level 3 securities.

		Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets	**Significant Other Observable Inputs**	**Significant Unobservable Inputs**
	Fair Value	**(Level 1)**	**(Level 2)**	**(Level 3)**
The Laclede Group ESOP	$15,244,819	$15,244,819		
Mutual Funds	$ 8,595,600	$ 8,595,600		
Common Collective Trusts	$36,386,540		$36,386,540	
Participant Loans	$ 2,074,063			$2,074,063

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying Statements of Net Assets Available for Benefits using significant unobservable (Level 3) inputs:

	Participant Loans
Balance as of October 1, 2008	$1,789,601
Loan proceeds less repayments	284,462
Balance as of September 30, 2009	$2,074,063

4. TAX STATUS

The Plan's application for a new determination letter was filed on December 28, 2009. The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. In addition, the Internal Revenue Service issued a compliance statement in response to a filing by the Plan administrator for voluntary compliance. The compliance statement dated December 15, 2006 constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of September 30, 2009, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

At September 30, 2009 and 2008, the Plan held 474,030.429 shares and 1,018,722.353 units, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $15,244,819 and $19,965,124, respectively. During the years ended September 30, 2009 and 2008, the Plan received dividend income related to this common stock of $585,051 and $595,950, respectively.

7. NON-EXEMPT TRANSACTIONS

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer's general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer. While the Company remitted all other employee contributions to the Plan, contributions totaling $2,691 were not remitted within Plan management's policy for remitting contributions for the year ended September 30, 2008. Excise tax will be paid by the Company in 2010 on the amount of imputed interest on non-exempt transactions. The Company contributed the applicable deferral, matching contribution and earnings to the Plan in August, 2009 in order to fully correct the late remittance.

8. SUBSEQUENT EVENTS

Change in Investment Options - Effective October 15, 2009, the BGI Equity Index Fund F was replaced by the BGI Equity Index Non-Lendable Fund F and the BGI US Debt Index Fund F was replaced by the BGI US Debt Index Non-Lendable Fund F. In addition, the BGI Russell 2000 Index Non-Lendable Fund F was added to the Plan for new contributions while the Northern Trust Global Investments Russell 2000 Equity Index Fund was frozen. Assets in the Northern Trust Russell 2000 Fund were transferred to a temporary fund, Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund, which is a blend of the Northern Trust Russell 2000 and the BGI Russell 2000 Funds. Because Northern Trust instituted a staged withdrawal process from that fund, assets could not be moved entirely into the BGI Russell 2000 fund. During the staged withdrawal process, over time the fund will be invested less in Northern Trust and more in BGI. Once the assts are invested entirely in the BGI Russell Fund, the temporary fund will cease to exist and all assets will be held only in the BGI Russell 2000 Index Non-Lendable Fund F.

Change in Fund Name – Effective December 1, 2009, Barclays Global Investors, N.A. ("BGI") was acquired by BlackRock, Inc. ("BlackRock"). The new combined entity was renamed BlackRock Institutional Trust Company, N.A. ("BTC"). BTC continues to manage all the former BGI investment funds offered in the Plan. This acquisition resulted in the renaming of the five BGI investment fund choices, including the following: BlackRock Money Market Fund, BlackRock US Debt Index Non-Lendable Fund F, BlackRock Equity Index Non-Lendable Fund F, BlackRock Russell 2000 Equity Index Non-Lendable Fund F, and Laclede Gas NT/BlackRock Non-Lendable Russell 2000 Equity Index Fund.

SUPPLEMENTAL SCHEDULE 1

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
SEPTEMBER 30, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Laclede Group, Inc. - ESOP	Company stock fund (474,030.429 shares)		$ 15,244,819
	Northern Trust Global Investments Russell 2000 Equity Index Fund	Common/collective trust (8,718.202 units)		6,435,341
	T. Rowe Price Equity Income Fund	Mutual fund (48,139.942 shares)		963,762
	Barclays Global Investors Equity Index Fund F	Common/collective trust (1,169,264.706 units)		19,316,253
	Barclays Global Investors U. S. Debt Index Fund F	Common/collective trust (201,625.652 units)		4,671,666
	Barclays Global Investors Money Market Fund	Common/collective trust (5,963,280.560 units)		5,963,280
	Columbia Small Cap Value I Fund - Z	Mutual fund (12,435.460 shares)		460,236
	Vanguard Target Retirement 2010	Mutual fund (10,775.509 shares)		219,713
	Vanguard Target Retirement 2020	Mutual fund (80,472.117 shares)		1,582,082
	Vanguard Target Retirement 2030	Mutual fund (37,431.067 shares)		705,201
	Vanguard Target Retirement 2040	Mutual fund (7,656.378 shares)		141,796
	Vanguard Target Retirement 2050	Mutual fund (1,654.299 shares)		30,737
	Vanguard Total International Stock	Mutual fund (13,074.905 shares)		186,971
	JP Morgan Small Cap Growth Fund A	Mutual fund (30,040.154 shares)		238,819
	American Funds EuroPacific Growth Fund - Class R5	Mutual fund (17,319.650 shares)		652,951
	American Funds The Growth Fund of America - Class R5	Mutual fund (28,049.239 shares)		730,122
	Vanguard Target Retirement Income Fund	Mutual fund (14,340.947 shares)		150,436
	Vanguard Target Retirement 2015	Mutual fund (58,876.791 shares)		660,009
	Vanguard Target Retirement 2025	Mutual fund (128,455.857 shares)		1,427,144
	Vanguard Target Retirement 2035	Mutual fund (30,379.852 shares)		343,596
	Vanguard Target Retirement 2045	Mutual fund (8,720.065 shares)		102,025
*	Loans to Participants	Loans to participants Interest rate 4.25% - 10.50%		2,074,063
			Total	$ 62,301,022

* Party-in-interest.

SUPPLEMENTAL SCHEDULE 2

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
(FORM 5500, SCHEDULE H, Line 4a)
YEAR ENDED SEPTEMBER 30, 2009

Participant Contributions Transferred Late to Plan	Total that Constitute Non-Exempt Prohibited Transactions
$2,691	$2,691

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90252) pertaining to the Laclede Gas Company Salary Deferral Savings Plan, of our report dated January 29, 2010, with respect to the financial statements of the Laclede Gas Company Salary Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2009.

BKD, LLP

St. Louis, Missouri
January 29, 2010